Law Offices Ballard Spahr Andrews & Ingersoll, llp 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	ATLANTA, GA BALTIMORE, MD BETHESDA, MD DENVER, CO LAS VEGAS, NV LOS ANGELES, CA PHILADELPHIA, PA PHOENIX, AZ SALT LAKE CITY, UT VOORHEES, NJ WASHINGTON, DC WILMINGTON, DE

February 27, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:  Jim B. Rosenberg
                  Senior Assistant Chief Accountant

Re:	Harleysville Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement filed March 25, 2008

File No. 0-14697

Ladies and Gentlemen:

We are providing this response letter on behalf of Harleysville Group Inc. (the “Registrant” or the “Company”) with respect to comment 1 of the Staff’s follow-up comment letter dated February 13, 2009, regarding the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2007 (the “2007 10-K”), and the Definitive Proxy Statement filed March 25, 2008 (the “2008 Proxy Statement”).  For your convenience, the Staff’s comment has been reproduced below, followed by the Registrant’s response.  The Company intends to provide a response with respect to comment 2 of the Staff’s February 13, 2009 comment letter on or before March 3, 2009.

Securities and Exchange Commission
February 27, 2009

Form 10-K for the fiscal year ended December 31, 2007

Note 1 - Description of Business and Summary of Significant Accounting Policies
Policy Acquisition Costs, page 53

1.
We acknowledge your response to prior comment 3.  Capitalized acquisition costs shall be charged to expense using methods that include the same assumptions used in estimating the liability [FAS60, paragraph 31].  Based on your disclosures under Note 6 - Liability for Unpaid Losses and Loss Settlement Expenses on pages 62 and 63 the liability for unpaid losses and loss settlement expenses are evaluated by line of business.  Thus we would expect the deferred policy acquisition costs to be evaluated in the same manner as opposed to a “total all lines basis”.  We also note that you have three reportable segments, two of which are commercial and personal lines of insurance, which indicates that management regularly reviews and evaluates business activities according to these lines of business.  Please clarify why it is appropriate to evaluate the recoverability of deferred policy acquisition costs on a “total all lines basis” rather than by line of business.  Please also cite for us authoritative accounting literature that supports your accounting policy.

RESPONSE:  The Registrant believes that its past practice to measure and evaluate its deferred policy acquisition costs on a “total all lines basis” rather than by line of business was appropriate and correct because the Registrant markets its products on an account level basis, and, therefore, its accounting practices are consistent with its insurance products marketing practices.  As noted in our prior response, the Registrant acquires, services and measures the profitability of its insurance business on a total all lines basis.  For example, our lead product is targeted at small business owners where we market and attempt to acquire their property, liability, workers’ compensation, and even their personal automobile, homeowners and life insurance coverages.  The Registrant does not write monoline coverage, e.g., just workers’ compensation or just commercial automobile coverage, but rather attempts to write all of its lines of business (property, liability, automobile, workers’ compensation and umbrella coverage) to each customer of an agent.

We do evaluate liability for unpaid losses and loss settlement expenses on a line of business basis, but that occurs because each line of business has different loss ratios, loss development patterns, reserve requirements and overall claims experience, and cannot be combined for those reasons.  In addition, statutory reserve requirements vary significantly based on the type of coverage written.

However, as we discussed with Sasha Parikh on February 20, 2009, we will, on a prospective basis beginning with the first quarter of 2009, evaluate the recoverability of deferred policy acquisition costs on a segment basis, i.e., by commercial and personal lines of business.  An evaluation on this basis does not affect our 2008 recoverability analysis and does not change our current disclosure.

Securities and Exchange Commission
February 27, 2009

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the 2007 10-K and the 2008 Proxy Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the 2007 10-K and the 2008 Proxy Statement do not foreclose the Commission from taking any action with respect to the 2007 10-K and the 2008 Proxy Statement; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ Justin P. Klein

Justin P. Klein

cc:           Arthur E. Chandler,  Senior Vice President and Chief Financial Officer
Robert A. Kauffman,  Esquire, Senior Vice President, Secretary, General Counsel and Chief Governance Officer